CUSIP No. 69037T 10 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OVERTECH CORP.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69037T 10 8

 (CUSIP Number)

ELMEDINA ADZEMOVIC

Waiblingerstrasse 34

70372 Stuttgart, Germany

+49 157 89 469 537

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69037T 10 8

1.

Names of Reporting Person:

ELMEDINA ADZEMOVIC

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

a.

[  ]

b.

[  ]

NOT APPLICABLE

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

00

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

N/A

6.

Citizenship or Place of Organization:

GERMAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power:

0 shares of common stock

__________________________________________________________________________________________

8.

Shared Voting Power:

N/A

__________________________________________________________________________________________

9.

Sole Dispositive Power:

0 shares of common stock

__________________________________________________________________________________________

10.

Shared Dispositive Power:

N/A

__________________________________________________________________________________________

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  0 shares of common stock

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.

Percent of Class Represented by Amount in Row (11):

0%

__________________________________________________________________________________________

14.

Type of Reporting Person (See Instructions):

IN

__________________________________________________________________________________________

CUSIP No. 69037T 10 8

This Schedule 13D/A (Amendment No. 1) is being filed by ELMEDINA ADZEMOVIC (the “Reporting Person”) relating to Shares of Common Stock, par value $0.001 per share, of OVERTECH CORP. (the “Issuer”) having its principal executive offices located at Waiblingerstrasse. 34, 70372 Stuttgart, Germany.

This Schedule 13D/A (Amendment No. 1) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on July 8, 2014.  Except as specifically amended hereby and as previously amended by the Reporting Person, the disclosure set forth in the Schedule 13D of the Reporting Person shall remain unchanged.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities	Percentage of Class
Common Stock	0 Shares of Common Stock	0%

(b)

Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by her and has the sole power to dispose of or to direct the disposition of the Shares held by her.

(c)

Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D/A.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

November 13, 2014.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the terms of a Share Purchase Agreement dated September 3, 2014 among the Reporting Person, Dr. Orhan Karahodza (the “Vendor”), Beatmungspflege 24 GmbH, Overtech Corp. (the “Company”) and Medicus Homecare Inc., the Reporting Person transferred 40,800,000 shares of the Company’s common stock to the Vendor for no additional consideration.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2014
Date
/s/ Elmedina Adzemovic
Signature
ELMEDINA ADZEMOVIC
Name/Title